Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of E-House (China) Holdings Ltd., (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Accounting Standards Codification 810-10-65, “Consolidation —Overall —Transition and Open Effective Date Information”, (previously Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), effective January 1, 2009), and the effectiveness of E-House (China) Holdings Ltd’s internal control over financial reporting, dated April 23, 2010, appearing in the Annual Report on Form 20-F of E-House (China) Holdings Ltd for the year ended December 31, 2009.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
November 8, 2010